Exhibit 99.1

 ASAT Holdings Limited Reports Fourth Quarter and Fiscal 2004 Financial Results

           Fiscal 2004 Revenue Increases 43 Percent Year-Over-Year

   Fourth Quarter Revenue Increases 82 Percent Year-Over-Year and 6 Percent
                                 Sequentially

    HONG KONG and PLEASANTON, Calif., May 25 /PRNewswire-FirstCall/ -- ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the fourth quarter and fiscal year 2004, ended April 30, 2004.

    Net revenue for fiscal 2004 was $214.7 million, an increase of 43 percent from $150.1 million in fiscal 2003. GAAP net loss for fiscal 2004 was $16.7 million or a loss of $0.12 per American Depository Share (ADS), and includes a facilities charge of $306,000 for ASAT Inc., an asset impairment charge of $2.4 million associated with the sale of property in Hong Kong and a charge of $10.3 million associated with the refinancing and redemption of the Company's 12.5 percent senior notes that were due 2006. Fiscal 2003 GAAP net loss was $99.1 million or a loss of $0.74 per ADS, and included a non-cash charge of $81.8 million for the write-off and impairment related to certain fixed assets, a $3.0 million non-cash charge for the write-off of specific inventories and severance benefits of $713,000 related to headcount reductions taken in fiscal 2003.

    Non-GAAP net loss, which excludes all of the one-time charges in fiscal 2004 listed above, was $3.7 million or a loss of $0.03 per ADS. This compares with a non-GAAP net loss, which excluded all of the one-time charges in fiscal 2003 listed above, of $13.6 million, or a loss of $0.10 per ADS. EBITDA* for fiscal 2004 was $35.9 million, compared with EBITDA* of $13.4 million in fiscal 2003.

    "We achieved significant financial improvement in fiscal 2004, including 43 percent year-over-year revenue growth, increasing EBITDA* 167 percent year-over-year and returning to profitability on a non-GAAP basis during the last two quarters," said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited. "In addition, we retired our 12.5 percent senior notes due 2006 and replaced them with 9.25 percent senior notes due 2011. We believe these outstanding results and actions demonstrate ASAT's commitment to being one of the best financially managed and operationally efficient companies in our industry."

    Fourth Quarter Financial Results

    Net revenue in the fourth quarter was $63.0 million, an increase of 6 percent compared with $59.6 million in the third quarter, and an increase of 82 percent compared with $34.5 million in the same period a year ago.

    GAAP net loss in the fourth quarter was $9.1 million, or a loss of $0.07 per ADS. This compares with a GAAP net loss of $1.4 million for the third quarter, or a loss of $0.01 per ADS, and a GAAP net loss was $27.1 million, or a loss of $0.20 per ADS for the same period a year ago. Fourth quarter GAAP net loss includes a charge of $10.3 million associated with the refinancing and redemption of the Company's 12.5 percent senior notes that were due 2006. Excluding one-time charges, fourth quarter non-GAAP net income was $1.2 million, or $0.01 per ADS. This compares with non-GAAP net income of $1.0 million or $0.01 per ADS in the third quarter, which excluded an impairment charge of $2.4 million associated with the sale of excess property in Hong Kong.

    EBITDA* in the fourth quarter was $12.3 million, or 20 percent of net revenue. This compares with EBITDA* of $10.9 million, or 18 percent of net revenue in the third quarter, and EBITDA* of $3.6 million, or 10 percent of net revenue in the same period a year ago. Excluding the start-up costs incurred for the China factory, EBITDA* in the fourth quarter was $13.7 million. This compares with EBITDA*, excluding the start-up costs for the China factory, of $12.3 million in the third quarter.

    "The continued improvement in our overall financial performance, including sequential gains in EBITDA* and operating profit, were driven by another quarter of increasing revenue and ongoing expense management," said Robert J. Gange, chief financial officer of ASAT Holdings Limited. "In addition, we generated initial revenue from our China facility in the fourth quarter, and we expect revenue from China will become a larger part of total revenue in the first quarter."

    Additional Fourth Quarter Results

    -- Net revenue for assembly was $56.7 million, an increase of 6 percent compared with $53.5 million in the third quarter, and an increase of 85 percent compared with $30.7 million in the same period a year ago.

    -- Net revenue for test was $6.3 million, an increase of 2 percent compared with $6.1 million in the previous quarter, and an increase of 65 percent compared with $3.8 million in the fourth quarter of fiscal 2003.

    -- Capital expenditures in the fourth quarter were $12.1 million compared with $8.4 million in the previous quarter.

    -- Cash at the end of the fourth quarter was $62.6 million compared with $59.5 million in the third quarter.

    Fourth Quarter Business Update

    "We reached important milestones with our China facility in the fourth quarter," said Mr. Rozakis. "We began production in phase one, accelerated customer qualifications and initiated construction on phase two. Our China facility will drive down our manufacturing costs even further and is a key component of our long-term growth strategy.

    "In the fourth quarter, our Leadless Plastic Chip Carrier (LPCC) and our flip chip business showed continued growth, and we began shipping our next generation QFN technology, the Thin Array Plastic Package (TAPP)," said Mr. Rozakis. "Revenue and unit volume growth improved across most end markets, with particular strength in automotive, ATE, Wi-Fi and wired networking."

    Outlook and Guidance

    In the first quarter of fiscal 2005, ending July 31, 2005, the Company expects revenue to be flat to up four percent sequentially.

    Conference Call and Webcast

    ASAT Holdings Limited fourth quarter results conference call is scheduled to be held today at 9:00 a.m. ET. To access the conference call, dial 973-582-2767. No passcode is required. A replay of the call will be available until June 8, 2004. To access the replay, dial 973-341-3080. You will need to reference the passcode 4740320. A live webcast of the conference call will also be available via the investor relations section of the Company's website at www.asat.com.

    About ASAT Holdings Limited

    ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information visit www.asat.com.

    Safe Harbor Statement

    This news release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company's products and services, and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those stated in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 28, 2003. The projections and forward-looking statements in this release reflect the current belief of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

    ASAT Holdings Limited provides EBITDA* and non-GAAP data as additional information for its operating results. This measure is not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from similar measures used by other companies. ASAT Holdings Limited believes that this presentation of EBITDA* data provides useful information to management and investors regarding certain additional financial and business trends relating to its financial condition and results of operations, including its ability to serve and/or incur debt and to meet its capital expenditures and working capital requirements. EBITDA* should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of ASAT's profitability or liquidity. In addition, ASAT's management uses these measures for reviewing the financial results of ASAT Holdings Limited and for budget planning purposes.

     Revenue Breakdown by Market Segment

                                                  Three Months Ended
                                         April 30, 2004        Jan. 31, 2004
    Market Segment                      % of Net Revenues  % of Net Revenues
    Communications                              62                   63
    Consumer                                    12                   12
    PC/Computing                                 6                    8
    Industrial, Automotive & Other              20                   17

     Revenue Breakdown by Region

                                                  Three Months Ended
                                          April 30, 2004       Jan. 31, 2004
    Region                              % of Net Revenues  % of Net Revenues
    United States                               83                   80
    Europe                                      12                   14
    Asia                                         5                    6

     Revenue Breakdown by Customer Type

                                                  Three Months Ended
                                          April 30, 2004       Jan. 31, 2004
    Customer Type                       % of Net Revenues  % of Net Revenues
    Fabless                                     53                   51
    IDM                                         47                   49

    ASAT Holdings Limited
    Consolidated Statements of Operations
    (USD in thousands, except share and per share data)
    Three Months Ended April 30, 2004, January 31, 2004 and April 30, 2003
     and Year Ended April 30, 2004 and 2003

                                                  Three Months Ended
                                           April 30,   January 31,   April 30,
                                             2004         2004         2003
                                         (Unaudited)  (Unaudited)  (Unaudited)

    Net Sales                                62,989       59,596       34,532

    Cost of sales (Note A)                   49,587       47,182       30,988

    Gross profit                             13,402       12,414        3,544

    Operating expenses:
      Selling, general and
       administrative                         6,581        6,688        5,531
      Research and development                1,164        1,096        1,216
      Reorganization charge                      --           --          585
      Facilities charge                          --           --           --
      Impairment of property, plant
       and equipment (Note B)                    --        2,387       22,618

    Total operating expenses                  7,745       10,171       29,950

    Profit (Loss) from operations             5,657        2,243      (26,406)
    Other income, net                           190          118          507
    Charges on early redemption of
     12.5% senior notes (Note C)            (10,346)          --           --
    Interest expense:
      - amortization of deferred
        charges                                (291)        (245)        (225)
      - third parties                        (4,348)      (3,487)      (3,290)

    Loss before income taxes                 (9,138)      (1,371)     (29,414)
    Income tax benefit (expense)                  5           (9)       2,322

    Net Loss                                 (9,133)      (1,380)     (27,092)

    Net loss per ADS:
      Basic and diluted:
            Net loss                         $(0.07)      $(0.01)      $(0.20)

    Basic and diluted weighted average
     number of ADS outstanding          135,217,662  134,599,811  133,789,400

    Net loss per ordinary share:

      Basic and diluted:
            Net loss                         $(0.01)      $(0.00)      $(0.04)

    Basic and diluted weighted average
     number of ordinary shares
     outstanding                        676,088,310  672,999,055  668,947,000

    Other data

    EBITDA* (Note D)                         12,258       10,923        3,603

    Depreciation                              6,601        6,293        6,806

    ASAT Holdings Limited
    Consolidated Statements of Operations
    (USD in thousands, except share and per share data)
    Three Months Ended April 30, 2004, January 31, 2004 and April 30, 2003
     and Year Ended April 30, 2004 and 2003

                                                          Year Ended
                                                  April 30,         April 30,
                                                     2004              2003
                                                 (Unaudited)       (Unaudited)

    Net Sales                                       214,674           150,090

    Cost of sales (Note A)                          174,275           140,366

    Gross profit                                     40,399             9,724

    Operating expenses:
      Selling, general and administrative            24,775            24,215
      Research and development                        4,562             5,299
      Reorganization charge                             --                713
      Facilities charge                                 306                --
      Impairment of property, plant and
       equipment (Note B)                             2,387            81,807

    Total operating expenses                         32,030           112,034

    Profit (Loss) from operations                     8,369          (102,310)
    Other income, net                                   689             1,709
    Charges on early redemption of 12.5%
     senior notes (Note C)                          (10,346)               --
    Interest expense:
      - amortization of deferred charges             (1,002)             (924)
      - third parties                               (14,423)          (12,728)

    Loss before income taxes                        (16,713)         (114,253)
    Income tax benefit (expense)                         (4)           15,174

    Net Loss                                        (16,717)          (99,079)

    Net loss per ADS:
      Basic and diluted:
            Net loss                                 $(0.12)           $(0.74)

    Basic and diluted weighted average
     number of ADS outstanding                  134,344,322       133,789,400

    Net loss per ordinary share:
      Basic and diluted:
            Net loss                                 $(0.02)           $(0.15)

    Basic and diluted weighted average
     number of ordinary shares
     outstanding                               671,721,610       668,947,000

    Other data

    EBITDA* (Note D)                                 35,917            13,437

    Depreciation                                     24,855            30,220

     Note A: Includes $327, $348 and $450 inventory write-down for the three months ended April 2004, January 2004 and April 2003, respectively. Includes $1,351 and $4,091 inventory write-down for the year ended April 30, 2004 and 2003, respectively.

     Note B: Represents $2,387 charge for the impairment of the Company's excess property disposed of in February 2004. Represents $81,807 non-cash charge for the write-off and impairment related to certain property, plant and equipment for the year ended April 30, 2003.

     Note C: Represents $10,346 charges on early redemption of 12.5% senior notes, including $6,297 for the early redemption premium and $4,049 for the non-cash write-off of deferred financing costs and debt discount associated with the redeemed notes.

     Note D: EBITDA* is defined as net income (loss), before interest expense, income tax benefit (expense), charges on early redemption of 12.5 senior notes, other income (expense), net, depreciation of property, plant and equipment and specific charges (representing, to the extent applicable, impairment of property, plant and equipment, facilities charge, reorganization charge and specific and non-recurring inventory write-down).

     ASAT Holdings Limited
     Consolidated Balance Sheets
     (USD in thousands)
     As of April 30, 2004 and 2003

                                                 April 30,          April 30,
                                                   2004               2003
                                                (Unaudited)        (Unaudited)
    ASSETS

    Current assets:
        Cash and cash equivalents                   62,610             25,775
        Accounts receivable, net                    26,424             18,209
        Restricted cash                                 --              1,504
        Inventories                                 21,311             10,383
        Prepaid expenses and other
         current assets                              5,698              5,378

        Total current assets                       116,043             61,249

        Property, plant & equipment, net           104,848            100,019
        Assets held for disposal, net                   --                659
        Deferred charges, net                        6,128              3,243

        Total assets                               227,019            165,170

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
        Accounts payable                            31,197            12,426
        Accrued liabilities                         12,040             5,940

        Total current liabilities                   43,237            18,366

        9.25% senior notes due 2011                150,000                --
        12.5% senior notes due 2006                    --             98,705

    Shareholders' equity:

        Common stock                                 6,840             6,760
        Treasury stock                                 (71)              (71)
        Additional paid-in capital                 231,118           228,009
        Deferred stock-based compensation             (754)               --
        Accumulated other comprehensive loss           (55)              (20)
        Accumulated deficits                      (203,296)         (186,579)

        Total shareholders' equity                  33,782            48,099

    Total liabilities and shareholders'
     equity                                        227,019           165,170

    ASAT Holdings Limited
    RECONCILIATION OF EBITDA* TO NET LOSS AND NET CASH PROVIDED BY
     (USED IN) OPERATING ACTIVITIES
    (USD in thousands)
    Three Months Ended April 30, 2004, January 31, 2004 and April 30, 2003
     and Year Ended April 30, 2004 and 2003

                               Three Months Ended           Year Ended
                        April 30,  Jan. 31,   April 30,  April 30,  April 30,
                          2004       2004       2003       2004       2003
                      (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)

    EBITDA*              12,258     10,923      3,603     35,917     13,437
    Add (less):
    Depreciation         (6,601)    (6,293)    (6,806)   (24,855)   (30,220)
    Income tax benefit
     (expense)                5         (9)     2,322         (4)    15,174
    Charges on early
     redemption of 12.5%
     senior notes       (10,346)        --         --    (10,346)        --
    Other income, net       190        118        507        689      1,709
    Impairment of
     property, plant
     and equipment           --     (2,387)   (22,618)    (2,387)   (81,807)
    Reorganization charge               --       (585)        --       (713)
    Facilities charge        --         --         --       (306)        --
    Specific and
     non recurring
     nature of inventory
     write-down              --         --         --         --     (3,007)
    Interest expense     (4,639)    (3,732)    (3,515)   (15,425)   (13,652)

    Net loss             (9,133)    (1,380)   (27,092)   (16,717)   (99,079)
    Adjustments to
     reconcile net loss
     to net cash
     provided by (used in)
     operating activities:
    Depreciation          6,601      6,293      6,806     24,855     30,220
    Amortization of
     deferred charges and
     debt discount          330        391        366      1,479      1,497
    Stock-based
     compensation           117        167         --        284         --
    Deferred income
     taxes                   --         --     (2,325)        --    (15,180)
    Loss (Gain) on disposal
     of property, plant and
     equipment, net          40        (54)       (75)       (83)        15
    Non-cash impairment of
     property, plant and
     equipment               --      2,337     22,618      2,337     81,807
    Non-cash write off
     of deferred
     finance cost         2,482         --         --      2,482         --
    Non-cash write off
     of debt discount     1,567         --         --      1,567         --
    Change in working
     capital, net        (1,512)     2,815     (3,151)      (272)    (1,622)

    Net cash provided by
    (used in) operating
    activities              492     10,569     (2,853)    15,932     (2,342)

      EBITDA* is not intended to represent net cash provided by (used in) operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA*, as defined in the Consolidated Statements of Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to net cash provided by (used in) operating activities, which is considered the most directly comparable financial measure under U.S. GAAP.

     ASAT Holdings Limited
     RECONCILIATION OF EBITDA* and EBITDA* Excluding Incremental China Factory
      Set Up Costs
     (USD in thousands)
     Three Months Ended April 30, 2004, January 31, 2004, October 31, 2003
      and July 31, 2003 and Year Ended April 30, 2004

                               Three Months Ended           Year Ended
                         April 30,  Jan. 31,  Oct. 31,   July 31,   April 30,
                           2004       2004      2003       2003       2004
                       (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)
    EBITDA*-
     Excluding
     Incremental
     China Factory
     Set Up Costs         13,693     12,342     7,261      6,211     39,507
    Less:
    Incremental China
     Factory Set Up
     Costs                (1,435)    (1,419)     (603)      (133)    (3,590)

    EBITDA*               12,258     10,923     6,658      6,078     35,917

     EBITDA* is not intended to represent net cash provided by (used in) operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital
     requirements.   EBITDA* , as defined in the Consolidated Statements of
     Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to EBITDA* excluding incremental China factory set up costs.